SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 10, 2007
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Second quarter financial statements, notes and MD&A
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 10, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

SECOND QUARTER REPORT
JUNE 30, 2007

TABLE OF CONTENTS
ITEM 1. Financial Statements
Unaudited Consolidated Balance Sheets at June 30, 2007 and December 31, 2006
Unaudited Consolidated Statements of Operations for the Three and Six Month Periods ended June 30, 2007 and 2006
Unaudited Consolidated Statement of Shareholders’ Equity for the Six Month Period ended June 30, 2007
Unaudited Consolidated Statements of Cash Flows for the Three and Six Month Periods ended June 30, 2007 and 2006
Notes to the Unaudited Consolidated Financial Statements
ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	June 30,	December 31,
	2007	2006
(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents	$255,219	$363,572
Accounts receivable	15,131	24,739
Inventories	3,387	5,313
Prepaid expenses	10,966	7,941
Other current assets	144	286

TOTAL CURRENT ASSETS	284,847	401,851

INVESTMENT HELD FOR SALE (Note 4)	143,162	157,738
LONG-TERM INVESTMENTS (Note 5)	52,143	36,879
NOTE RECEIVABLE FROM RELATED PARTY (Note 6)	7,014	—
PROPERTY, PLANT AND EQUIPMENT	126,760	101,994
DEFERRED INCOME TAXES	624	481
OTHER ASSETS	5,258	4,216

TOTAL ASSETS	$619,808	$703,159

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$47,727	$37,201

TOTAL CURRENT LIABILITIES	47,727	37,201

LOANS PAYABLE TO RELATED PARTIES (Note 7)	5,088	5,088
DEFERRED INCOME TAXES	791	660
ASSET RETIREMENT OBLIGATIONS	6,771	6,353

TOTAL LIABILITIES	60,377	49,302

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 9)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
374,749,332 (2006 - 373,463,637) common shares	1,473,819	1,462,039
SHARE PURCHASE WARRANTS AND SHARE ISSUANCE COMMITMENT (Note 9 (b))	23,062	23,062
ADDITIONAL PAID-IN CAPITAL	42,578	33,705
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 5)	19,113	13,233
DEFICIT	(999,141)	(878,182)

TOTAL SHAREHOLDERS’ EQUITY	559,431	653,857

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$619,808	$703,159

APPROVED BY THE BOARD:

/s/ J. Weatherall	/s/ D. Korbin

J. Weatherall, Director	D. Korbin, Director
The accompanying notes are an integral part of these interim consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
(Unaudited)
OPERATING EXPENSES
Exploration (Note 2)	$(79,134)	$(43,664)	$(132,621)	$(75,267)
General and administrative (Note 9 (a))	(5,907)	(6,008)	(11,103)	(12,402)
Accretion	(125)	(102)	(247)	(204)
Depreciation	(1,228)	(1,231)	(2,264)	(2,143)
Mining property care and maintenance	(777)	(980)	(2,004)	(1,700)
Gain on sale of other mineral property rights	—	—	—	2,724
Write-down of carrying values of property, plant and equipment	—	—	(17)	—

OPERATING LOSS	(87,171)	(51,985)	(148,256)	(88,992)

OTHER INCOME (EXPENSES)
Share of income from investment held for sale (Note 4)	—	(2,404)	427	2,056
Interest income	3,673	1,935	7,847	2,690
Foreign exchange gains	6,694	4,669	7,508	4,519
Share of loss of significantly influenced investees	(1,857)	—	(2,590)	—
Gain on sale of long-term investments (Note 5 (a))	—	—	1,018	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(78,661)	(47,785)	(134,046)	(79,727)
Provision for income taxes	(61)	(230)	(117)	(450)
Minority interests (Note 8)	—	2,284	—	3,344

NET LOSS FROM CONTINUING OPERATIONS	(78,722)	(45,731)	(134,163)	(76,833)
INCOME FROM DISCONTINUED OPERATIONS (Note 3)	4,564	5,412	13,204	13,343

NET LOSS	$(74,158)	$(40,319)	$(120,959)	$(63,490)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM
CONTINUING OPERATIONS	$(0.21)	$(0.14)	$(0.36)	$(0.24)
DISCONTINUED OPERATIONS	0.01	0.02	0.04	0.04

	$(0.20)	$(0.12)	$(0.32)	$(0.20)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	374,403	329,998	374,040	323,255

The accompanying notes are an integral part of these interim consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

			Share Purchase		Accumulated
	Share Capital		Warrants and	Additional	Other
	Number		Share Issuance	Paid-In	Comprehensive
	of Shares	Amount	Commitment	Capital	Income	Deficit	Total
Balances, December 31, 2006	373,463,637	$1,462,039	$23,062	$33,705	$13,233	$(878,182)	$653,857
Net loss	—	—	—	—	—	(120,959)	(120,959)
Other comprehensive income (unrealized gain on available-for-sale securities) (Note 5):	—	—	—	—	5,880	—	5,880

Comprehensive loss	—	—	—	—	—	—	(115,079)

Shares issued for:
Exercise of stock options	1,268,834	11,620	—	(3,641)	—	—	7,979
Share purchase plan	14,001	135	—	—	—	—	135
Share purchase warrants (Note 9 (c))	2,860	25	—	—	—	—	25
Dilution gain on issuance of shares by a subsidiary	—	—	—	3,141	—	—	3,141
Stock compensation charged to operations	—	—	—	9,373	—	—	9,373

Balances, June 30, 2007	374,749,332	$1,473,819	$23,062	$42,578	$19,113	$(999,141)	$559,431

The accompanying notes are an integral part of these interim consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
(Unaudited)
OPERATING ACTIVITIES
Net loss	$(74,158)	$(40,319)	$(120,959)	$(63,490)
Income from discontinued operations	(4,564)	(5,412)	(13,204)	(13,343)
Items not involving use of cash
Stock-based compensation	6,899	5,662	9,373	13,607
Accretion expense	125	102	247	204
Depreciation	1,228	1,231	2,264	2,143
Gain on sale of other mineral property rights	—	—	—	(2,724)
Write-down of carrying values of property, plant and equipment		—	17	—
Share of income from investment held for sale, net of cash distribution	—	2,404	14,575	(2,056)
Unrealized foreign exchange gains	(6,415)	(4,490)	(7,252)	(4,182)
Share of loss of significantly influenced investees	1,857	—	2,590	—
Gain on sale of long-term investments	—	—	(1,018)	—
Deferred income taxes	(11)	(17)	(12)	62
Minority interests	—	(2,284)	—	(3,344)
Net change in non-cash operating working capital items (Note 10)	7,928	(5,548)	12,067	(11,719)

Cash used in operating activities	(67,111)	(48,671)	(101,312)	(84,842)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	1,314	174	20,314	34,674
Purchase of long-term investments	(10,066)	(1,951)	(10,066)	(1,951)
Loan to related party (Note 6)	(7,014)	—	(7,014)	—
Proceeds from sale of other mineral property rights	—	—	—	2,724
Proceeds from sale of long-term investments	—	—	1,163	—
Expenditures on property, plant and equipment	(12,116)	(8,477)	(27,047)	(18,736)
(Expenditures on) proceeds from other assets	(875)	(50)	(812)	77
Other	(3)	620	—	90

Cash (used in) provided by investing activities	(28,760)	(9,684)	(23,462)	16,878

FINANCING ACTIVITIES
Issue of share capital	5,817	160,127	8,139	162,541
Minority interests’ investment in subsidiaries	961	1,425	1,086	1,425

Cash provided by financing activities	6,778	161,552	9,225	163,966

EFFECT OF EXCHANGE RATE CHANGES ON CASH	6,384	4,342	7,196	4,099

NET CASH (OUTFLOW) INFLOW	(82,709)	107,539	(108,353)	100,101
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	337,928	94,243	363,572	101,681

CASH AND CASH EQUIVALENTS, END OF PERIOD	$255,219	$201,782	$255,219	$201,782

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$30,731	$31,100	$30,731	$31,100
Short-term money market instruments	224,488	170,682	224,488	170,682

	$255,219	$201,782	$255,219	$201,782

Supplementary cash flow information (Note 10)
The accompanying notes are an integral part of these interim consolidated financial statements.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited financial statements for the year ended December 31, 2006.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited financial statements of the Company for the year ended December 31, 2006.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at June 30, 2007 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2007, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form.

The Company operates in a single reportable segment, being exploration and development of mineral properties.

References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.

(b)	Basis of presentation

For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.

On February 27, 2007 the investment held for sale ceased being accounted for using the equity method. From February 28, 2007 onwards, the investment held for sale has been accounted for under the cost method (Note 4).

(c)	Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the three and six months ended June 30, 2007. In particular, for the three and six months ended June 30, 2006, $3,778,000 and $8,416,000 of stock-based compensation charged to operations has been reclassified from general and administrative expenses to exploration expenses, respectively.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(d)	Accounting changes

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007. No cumulative effect adjustment to the January 1, 2007 balance of the Company’s deficit was required upon the implementation of FIN 48. As of the date of adoption there were no unrecognized tax benefits. Under current conditions and expectations, management does not foresee any significant changes in unrecognized tax benefits that would have a material impact on the Company’s financial statements.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of the date of adoption of FIN 48 there was no accrued interest or accrued penalties.

The Company files income tax returns in Canada and several foreign jurisdictions. The Company is no longer subject to income tax audits by taxing authorities in Canada prior to 2002. For other foreign jurisdictions, including Mongolia, all years remain subject to tax authority examination.
2.	EXPLORATION EXPENSES

Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

Included in exploration costs are engineering and development costs associated with the Company’s Oyu Tolgoi Project located in Mongolia. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	EXPLORATION EXPENSES (Continued)

During the three and six months ended June 30, 2007, the majority of the $79.1 million and $132.6 million charged to exploration expenses, respectively, was spent on the Company’s Mongolian properties, which consisted of the following exploration and development costs:

	Three months ended	Six months ended
	June 30,	June 30,
	2007	2007
Oyu Tolgoi
Concentrator and Infrastructure Engineering	$19,437	$28,633
Site Construction	21,088	39,788
Shaft No. 1 Sinking	11,418	18,638
Exploration	1,348	5,828
Owner’s Costs (a)	9,802	17,316

	63,093	110,203

Coal Division (a)	4,598	5,825
Other Mongolia Exploration (including SouthGobi) (a)	6,127	9,246

	73,818	125,274

(a)	Includes non-cash stock-based compensation (Note 9 (a)).
3.	DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the “Project”) for two initial payments totalling $21.5 million, plus a series of contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

On March 30, 2007, Ivanhoe Mines received the second annual contingent payment of $19.0 million with an additional $1.3 million adjustment received in June 2007. This payment of $20.3 million includes $8.6 million in contingent income recognized in the first quarter of 2007.

At June 30, 2007 Ivanhoe Mines has accrued $4.6 million in relation to the third contingent annual payment due in March 2008. To date, Ivanhoe Mines has received $70.0 million in proceeds from the sale of the Project.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
4.	INVESTMENT HELD FOR SALE

As part of the negotiation of the Rio Tinto plc strategic partnership that was announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar, including its indirect interest – held through its Monywa subsidiary — in the Monywa Copper Project. On February 27, 2007, Ivanhoe Mines relinquished ownership of the Monywa subsidiary to an independent third-party trust (the Trust), pending its sale. The sole purpose of the Trust is to sell the assets to one or more third parties. Ivanhoe Mines’ only interest in the Trust is as an unsecured creditor under a promissory note issued by the Trust on the transfer of the Myanmar assets, that is to be repaid once the assets are sold.

Upon transfer of the Myanmar assets to the Trust effective February 27, 2007, Ivanhoe Mines ceased accounting for the investment held for sale under the equity method due to an inability to exercise significant influence. The investment held for sale is now accounted for under the cost method.

During the three months ended March 31, 2007, dividends of $30.0 million (net $15.0 million to Ivanhoe Mines) were paid by the Monywa Copper Project which reduced the carrying value of the investment held for sale. In July 2007, Ivanhoe Mines received a $6.6 million repayment of the promissory note which further reduced the carrying value of the investment held for sale.

At June 30, 2007, Ivanhoe Mines reviewed the carrying value of the investment held for sale and concluded that it was not impaired. Ivanhoe Mines will continue to review the carrying value of this investment at each quarter end.

5.	LONG-TERM INVESTMENTS

	June 30, 2007				December 31, 2006
	Equity	Cost/Equity	Unrealized	Fair/Equity	Equity	Cost/Equity	Unrealized	Fair/Equity
	Interest	Basis	Gain	Value	Interest	Basis	Gain	Value
Investment in companies subject to significant influence:
Jinshan Gold Mines Inc.	43.7%	$10,331	N/a	$10,331	46.3%	$10,866	N/a	$10,866

Investments “available-for-sale”:
Intec Ltd. (a)	6.1%	$916	$3,455	$4,371	7.1%	$1,062	$7,088	$8,150
Entrée Gold Inc. (b)	14.9%	13,496	14,438	27,934	14.7%	10,156	6,044	16,200
Exco Resources N.L. (c)	12.1%	6,727	896	7,623	—	—	—	—
Redox Diamonds Ltd.	11.9%	1,451	—	1,451	13.8%	1,451	—	1,451
Wind Energy Group Inc.	20.6%	—	—	—	21.3%	—	—	—
Asia Now Resources Corp.	2.0%	103	324	427	2.0%	103	101	204
Other	—	6	—	6	—	8	—	8

		$22,699	$19,113	$41,812		$12,780	$13,233	$26,013

		$33,030	$19,113	$52,143		$23,646	$13,233	$36,879

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS (Continued)
(a)	During the three month period ended March 31, 2007, Ivanhoe Mines sold 5.4 million shares of its investment in Intec Ltd. for $1,163,000. These transactions resulted in a gain on sale of $1,018,000 being recognized.

(b)	During the three month period ended June 30, 2007, Ivanhoe Mines exercised 1.2 million Entreé Gold Inc. (“Entreé”) share purchase warrants to acquire 1.2 million shares of Entreé at a cost of $3,340,000 (Cdn$3,552,000).

(c)	During the three month period ended June 30, 2007, Ivanhoe Mines purchased 26.4 million common shares of Exco Resources N.L. (“Exco”) and 21.1 million Exco share purchase options for a total cost of $6,726,000 (Aud$7,920,000). Each Exco share purchase option is exercisable until June 1, 2008 to purchase an additional Exco common share at a price of Aud$0.35.
6.	NOTE RECEIVABLE FROM RELATED PARTY

On June 26, 2007, Ivanhoe Mines participated in Jinshan Gold Mines Inc.’s (B.C., Canada) (“Jinshan”) private placement of senior unsecured promissory notes. Ivanhoe Mines purchased $7.0 million (Cdn$7.5 million) of units. Each unit consists of one promissory note and 200 transferable share purchase warrants. Each note has a par value of Cdn$1,000 and will pay 12% interest per annum, paid quarterly for three years. Each warrant is exercisable into one common share for twenty-four months from the date of closing and has an exercise price of Cdn$2.50 per share. Jinshan has the right to accelerate the expiry date of the warrants after 18 months from the issue date, if Jinshan’s common shares trade at or above a volume weighted average share price of Cdn$4.30 for 20 consecutive trading days. Jinshan can also elect to repay the notes after six months from the date of issue with no penalty. Ivanhoe Mines’ notes are subordinate to the other notes issued by Jinshan.

7.	LOANS PAYABLE TO RELATED PARTIES

These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111.1 million from the sale of the Savage River Project. At June 30, 2007, $70.0 million has been received from the sale with a further $4.6 million accrued as receivable (Note 3).

8.	MINORITY INTERESTS

At June 30, 2007 there were minority interests in Bakyrchik Mining Venture (“BMV”) (Kazakhstan) (70% owned) and SouthGobi Energy Resources Ltd. (Formerly “Asia Gold Corp.”) (“Southgobi”) (Canada) (86.7% owned). Jinshan (43.7% owned) ceased being consolidated on August 31, 2006.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	MINORITY INTERESTS (Continued)

Currently, losses applicable to the minority interests in BMV and Southgobi are being allocated to Ivanhoe Mines since those losses exceed the minority interests in the net assets of BMV and Southgobi.

9.	SHARE CAPITAL
(a)	Equity Incentive Plan

During the six months ended June 30, 2007, 745,500 options were granted. These options have a weighted average exercise price of Cdn$13.14, lives of five years, and vest over periods ranging from immediately to four years. The weighted average grant-date fair value of stock options granted during the six months ended June 30, 2007 was Cdn$4.94. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on an average expected option life of 2.8 years, a risk-free interest rate of 4.10%, an expected volatility of 50%, and a dividend yield of nil%.

During the six months ended June 30, 2007, 1,268,834 options were exercised and 230,600 options were cancelled.

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Exploration	$5,705	$3,778	$7,178	$8,416
General and administrative	1,194	1,884	2,195	5,191

	$6,899	$5,662	$9,373	$13,607

(b)	Rio Tinto Placement

Under the terms of the Rio Tinto Agreement, Rio Tinto will take up the second tranche of the private placement following the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines and Rio Tinto. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of approximately 46.3 million shares at a subscription price of $8.38 per share, for proceeds totalling $388.0 million.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placement (Continued)

The following share purchase warrants granted to Rio Tinto during 2006 were outstanding as at June 30, 2007:
(i)	46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $8.54 per share. These warrants are exercisable until one year after the earlier of the completion of the Investment Agreement and October 27, 2009.

(ii)	46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $9.02 per share. These warrants are exercisable until two years after the earlier of the completion of the Investment Agreement and October 27, 2009.
(c)	Share Purchase Warrants

During 2004 the Company issued 5,760,000 share purchase warrants. These warrants entitled the holder to acquire one-tenth of a common share of the Company at any time on or before February 15, 2007, at a price of $8.68 per common share. On February 13, 2007, 28,600 of the share purchase warrants were exercised with the remaining 5,731,400 warrants expiring unexercised.
10.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash operating working capital items

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Decrease (increase) in:
Accounts receivable	$3,581	$(2,861)	$2,498	$(4,569)
Inventories	1,228	(3,824)	1,926	(2,558)
Prepaid expenses	(3,243)	2,891	(3,025)	2,622
Other current assets	142	2,000	142	3,000
Increase (decrease) in:
Accounts payable and accrued liabilities	6,220	(3,754)	10,526	(10,214)

	$7,928	$(5,548)	$12,067	$(11,719)

2	Interim Report for the three and six months ended June 30, 2007.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At August 10, 2007 the Company had 374.9 million common shares issued and outstanding and warrants and stock options outstanding for 12.8 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755
IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INTRODUCTION
This discussion and analysis of the financial position and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and six months ended June 30, 2007, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2006. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 29.
The effective date of this MD&A is August 10, 2007.
OVERVIEW
MONGOLIA
Oyu Tolgoi Investment Agreement currently being considered by Mongolia’s National Parliament
On April 10, 2007, after several months of negotiations, Ivanhoe Mines and its strategic partner, Rio Tinto, announced that they had reached agreement in principle with the Mongolian Government’s Working Group on a draft Investment Agreement designed to stabilize tax and fiscal issues and guide

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
the planned development and long-term operation of the Oyu Tolgoi copper-gold project in Mongolia’s South Gobi Region.
Following a Cabinet review in June 2007, the draft Investment Agreement was duly presented to Mongolia’s State Great Hural (National Parliament) in July 2007. Consideration and approval by the National Parliament of the Investment Agreement is expected to be the final step in the process being conducted in accordance with the revised Minerals Law enacted by Parliament last year.
The Parliament’s Standing Committee on Economics discussed the draft agreement on August 6 and 7. The Parliament has extended its spring session into August, but no date for the adjournment of the current session has been announced. Ivanhoe Mines — with the encouraging public support of its Mongolian employees and suppliers and contractors — has expressed its concern to all the Members of Parliament, the Government’s Cabinet and the President about potential adverse impacts on the cost and timing for the project that would result from any further delays in the parliamentary approval process. Ivanhoe will monitor the deliberations of the National Parliament and continue to assess the implications for the Oyu Tolgoi development schedule.
The draft Investment Agreement also remains subject to approvals by the Ivanhoe Mines and Rio Tinto boards of directors.
Oyu Tolgoi Development Activities
Site preparation continued during the quarter, positioning the project to commence full construction following final approval of the Investment Agreement. Activities on site focussed on the sinking of Shaft No. 1, pre-sinking of Shaft No. 2, excavation for the concentrator building and enlargement of the construction camp facilities.
Shaft No. 1, the first deep underground development project of its type in Mongolia, was below the 1,170-metre mark at the end of July 2007 and sinking is expected to be completed in October 2007. Shaft No. 1, with a planned depth of more than 1,300 metres, will allow for additional exploration of the Oyu Tolgoi high-grade underground deposits and also will provide initial production, and ultimately ventilation, to the underground mine. The expected completion of Shaft No. 1, together with the horizontal exploration tunnels, will provide access to the Hugo Deposit, enabling the company to complete its geotechnical assessment that is required to advance the underground deposit to a feasibility level, a milestone currently expected to be reached in 2008.
Work continued on Shaft No. 2, which is planned to be the initial primary underground production and service shaft at Oyu Tolgoi. Site work completed this quarter included finishing the pre-sink to a depth of 26 metres and mobilizing the workforce to construct the shaft liner. Engineering work is continuing on schedule. An order was placed for the production hoist for Shaft No. 2 in June 2007.
During the second quarter, the excavation of the concentrator building was completed. Excavation work now is commencing on the thickener site. Concentrator engineering reached 61% completion at the end of June 2007. Nine items of concentrator equipment were released for manufacture on July 1, 2007 to maintain the project’s schedule.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Work also continued on the temporary facilities during Q2’07. Two existing accommodation camps were refurbished and are now ready for occupancy by the construction crews. The combined capacity is 1,000 beds, increasing the construction camp capacity to approximately 1,500 beds. Planning for the mobilization of the construction crew continued throughout the quarter.
Infrastructure engineering progressed during Q2’07 as well. Work began on the boiler house and conceptual work continued on the Oyu Tolgoi village and the truck shop. The contract for the road to China was issued to bidders in June 2007.
Discussions are well advanced with a preferred supplier for the open-pit mining equipment to ensure that the equipment is available in time to meet an anticipated late-2009 or 2010 production start.
Oyu Tolgoi Strategic Planning
In Q2’07, the joint Ivanhoe Mines–Rio Tinto mine planning team completed its strategic review of the mining options available in the high-grade Hugo North deposit. It was determined the highest value mine plan would come from mining the Hugo North Deposit in two large block-caving lifts similar to the original plan outlined in the 2005 Integrated Development Plan (2005 IDP). This plan has been further optimized by avoiding early dilution from the large granodyrite dyke that runs through the western edge of the high-grade zone of Hugo North until the second lift, thus keeping the grades higher initially during lift 1 and early lift 2 production. This work, together with the detailed engineering for plant and infrastructure and previous open-pit planning, will be updated and incorporated into the Integrated Development Plan (2007 IDP) that is scheduled to be released in the second half of 2007.
Ongoing drilling at Oyu Tolgoi and Javkhlant (Entrée Gold—Ivanhoe Mines’ earn-in joint-venture property immediately south of Oyu Tolgoi)
Ivanhoe Mines completed approximately 15,227 metres of drilling on the Oyu Tolgoi Project during Q2’07, including exploration on the Entrée Gold-Ivanhoe Mines’ earn-in joint-venture property, Javkhlant, which adjoins Oyu Tolgoi on the southwest boundary.
On the Oyu Tolgoi property, geotechnical drilling has characterized the East Bat fault on the eastern boundary of the Hugo North Deposit to a pre-feasibility level and currently is testing the northern boundary fault at the northern end of the Hugo North Deposit. Sterilization drilling was completed under the primary infrastructure sites in Q1’07 and now has started under the site of the proposed coal-fired power plant in the southwest corner of the Oyu Tolgoi property.
On the Javkhlant joint-venture property, widely-spaced diamond drilling is ongoing with three rigs at the Sparrow South target, a 3,000-metre-long IP anomaly approximately three kilometres southwest of the south-western end of South West Oyu. Results indicate similar stratigraphy and copper and gold mineralization distal to the South West Oyu deposits, but starting at greater depths and in a structurally complex environment. Drilling is continuing in search of higher grades and a better understanding of the complex geology.
Other copper-gold exploration projects in Mongolia
Ivanhoe Mines’ exploration activities during Q2’07 focused on the Kharmagtai project where a 5,100-metre diamond-drilling program commenced in mid-May. Drill targets were defined by the 65-line-

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
kilometre dipole-dipole IP survey carried out at Kharmagtai in the previous quarter. A 3D-IP program also is underway over the central Kharmagtai deposits. A total of 2,870 metres over seven holes had been drilled by the end of Q2’07; the earlier holes focused on targets in the Basin, Tsagaan Sudal, Duck and West Chun prospects. Drilling in the basin included one hole on a large, circular magnetic anomaly located two kilometres east of the main deposits. The magnetic anomaly is 500 metres in diameter, beneath 30 metres of colluvium cover, and associated with strong chargeability from a depth of 200 metres. The drill hole intercepted 48 metres @ 0.34 g/t gold and 0.13% copper. The alteration and high gold/copper ratio is similar to the main deposits; further drilling is required to test this large anomaly.
BHP Billiton Exploration (BHPB) work on the Falcon JV area included dipole-dipole IP surveys and drilling on various targets, with no significant results to date. BHPB had spent approximately $8.1 million by the end of May and has met its earn-in commitment of $8.0 million. Geophysics and drilling by BHPB is on hold in the JV area until the participation terms of the joint venture are finalized.
Reconnaissance exploration by Ivanhoe Mines is also underway on various other targets outside the BHPB joint venture area, including the Maanit Ovoo prospect in the Tsagaan Suvarga area.
AUSTRALIA
Cloncurry IOCG Project expanding exploration
Ivanhoe Mines’ recent exploration at the Cloncurry project has discovered a series of related iron-oxide-copper-gold (IOCG) systems, with associated uranium. Since January 2007, Ivanhoe Mines has increased its exploration efforts at Cloncurry and early results have been encouraging.
Swan Prospect. In Q2’07, 16 diamond core holes were drilled at the Swan Prospect, totalling 10,931 metres. This drilling has continued to expand the northern zone of deep mineralization at Swan. Six drill rigs currently are located at Swan. The next stage of drilling at Swan will continue testing the northwest strike extent, and commence drilling the Swell Elliott mineralization to the east of Swan with a view to establishing the relationship between the Swan and Elliott deposits.
Amethyst Castle Prospect. Copper, gold and uranium are hosted in a widespread, large-scale breccia body in the Amethyst Castle area. Ivanhoe Mines has identified the presence of uranium and the IOCG-style of mineralization and has carried out magnetic, conductivity, IP and gravity surveys.
The drill results indicate a large breccia structure containing pods of high-grade gold, copper and uranium that requires further investigation. To explore this prospect, further deep dipole-dipole IP is planned for August, as well as drilling to the northeast.
Metal Ridge. Aircore drilling over the western portion of this prospect has identified a zone of higher copper values associated with a gravity feature striking north-easterly from Amethyst Castle across to Metal Ridge. Deep IP is planned in the next quarter.
Uranium Prospects. In addition to the IOCG prospects identified above, Ivanhoe’s Cloncurry Project hosts a significant number of uranium exploration prospects, including Robert Heg, Elizabeth Anne, Great Wall and Dairy Bore. Drilling on Robert Heg totalled 1,676 metres of diamond coring, with five holes drilled. Uranium was encountered in chloritic shear zones and low-grade, possibly disseminated

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
uranium within sections of the granite and calc silicate country rock. Secondary uranium minerals were seen on many fracture planes as coatings that were easily washed off during core cutting and drilling. This problem will be addressed in future core handling procedures. The drill results re-affirm the results obtained by the early Rio Tinto drilling in 1991.
At Elizabeth Anne, a program of aircore drilling detected anomalous copper, lead and uranium, while rock-chip samples highlighted the presence of strong secondary uranium minerals seen in ironstone outcrops associated with this prospect.
Gravity and aircore drilling was completed over the Dairy Bore prospect, with assay results confirming a correlation between copper magnetics and gravity features. This target is expected to be an IOCG-style of mineralization, with drilling to follow a further detailed mapping program.
Further mapping over the northern tenements will be completed in 2007 and this will define additional drill targets.
Ivanhoe Mines is continuing to assess financing alternatives for Cloncurry.
Bakyrchik Gold Project
The mine facilities remained on care-and-maintenance status during Q2’07. During Q2’07, the main contracts for the construction of the Pilot Roasting Plant were signed and advance payments made.
Ivanhoe Mines continues to work at improving the integrity of the geological information at the Bakyrchik mine in preparation for more detailed studies. As part of this preparation, Ivanhoe Mines recently employed consultants to provide a detailed laser scan digital terrain model of the existing open pits and immediate mine area to enable more accurate planning of any possible future open pit mining.
Ivanhoe Mines is continuing to assess financing alternatives for the project.
Ivanhoe Mines’ Coal Division merges with SouthGobi Energy Resources
On May 1, 2007, Ivanhoe Mines and SouthGobi announced that the Government of Mongolia had completed the transfer of all 35 coal exploration licences held by Ivanhoe Mines in the South Gobi region of Mongolia. On May 28, 2007, the coal transaction received final approval from the TSX Venture Exchange. SouthGobi completed the purchase by issuing to Ivanhoe Mines 57.0 million common shares and 25.6 million preferred shares. The common shares issued to Ivanhoe Mines, when aggregated with Ivanhoe Mines’ existing holding of common shares, represent approximately 87% of the total number of SouthGobi common shares currently issued and outstanding.
SouthGobi has commenced a major exploration program on six separate coal projects in Mongolia’s South Gobi Region. Mobilization of drills, crews and camps was started in May 2007. The programs are a combination of:
•	New greenfields exploration at Tavan Tolgoi.

•	Determination of structure and quality on identified coal occurrences.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•	Infill drilling on defined projects (Ovoot Tolgoi and Tsagaan Tolgoi).

•	Additional resource definition at Ovoot Tolgoi Extension and Ovoot Tolgoi Underground.

•	Greenfields exploration.
The Ovoot Tolgoi coal resources are contained in two separate fields, the South-East Field and the West Field. On August 8, 2007, SouthGobi announced that it has filed a formal application for a Mining Licence for the development of an open-pit coal mine at Ovoot Tolgoi. The Geological Resource Report for Ovoot Tolgoi was approved by the Mongolian Government’s Resource Committee on August 6, 2007. In May 2007, the project’s Detailed Environmental Impact Assessment (DEIA) was approved by the Mongolian Government’s Ministry of Environment.
SouthGobi has commissioned Norwest Corporation to complete a Pre-Feasibility Study on Ovoot Tolgoi. The study is expected to be completed by the end of Q3’07 and will be an enhancement of two earlier Scoping Studies. This report will be used to fulfill the legal requirement to file a technical and economical study with applicable Mongolian authorities within 60 days of receiving a mining licence. Mining equipment has been evaluated and is ready for order, pending formal mining licence approval. Site facilities have been designed and also are awaiting official licence approval.
Further drilling in the Ovoot Tolgoi Extension will focus on gaining a better geological, structural and quality understanding of the coal resources from identified coal occurrences on two different fields.
In June 2007, Norwest completed a study of Ovoot Tolgoi’s underground mining potential in a furtherance of SouthGobi’s plans for the potential development of Ovoot Tolgoi’s underground coal seams, which has been prompted by increasing demand for high-quality metallurgical and thermal coal from Northern China. The Ovoot Tolgoi Underground project requires further drilling, expected to take place through to December 2007, to establish a basis for resource delineation.
CHINA
Inner Mongolia and Northern China exploration
Reconnaissance field exploration continued in western Inner Mongolia and elsewhere in Northern China during the second quarter of 2007, consisting of existing private tenement and surrounding unlicensed area assessments. The aim of the program is the acquisition of semi-advanced, high-quality projects and licensing of new areas with mineralization potential. The program consists of continuing data compilations, systematic rock-chip and channel sampling and trench re-sampling of existing tenements and new surrounding target areas.
Gold Production Commences at Jinshan’s 120,000-ounce per year CSH 217 Gold Mine
On July 31, 2007, Jinshan Gold Mines Inc. (Jinshan) announced the pouring of the first 500-ounce gold doré bar at the CSH 217 Gold Mine in Inner Mongolia, China. The pouring marked the start of production at the mine, which is expected to produce an average of approximately 120,000 ounces per year once full production is achieved over the next few months.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
A drilling program at the CSH 217 Gold Mine that commenced in late spring is designed to potentially delineate additional mineralization along strike, to infill zones with Inferred resources and bring them up to the Indicated category, and to expand other mineralized zones that remain open or untested. The drilling program recently has been increased to approximately 8,000 metres, up from the originally planned 5,000 metres. Once this drilling is complete, an updated resource estimate will be commissioned and is expected by the end of 2007.
An expansion study, expected to be completed by the end of 2007, is underway to determine the potential to scale up the mine to approximately 180,000 ounces per year. Ivanhoe Mines owns approximately 44% of the issued shares of Jinshan.
REVIEW OF OPERATIONS
Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures relate directly to development activities at its Oyu Tolgoi Project in Mongolia. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the Company’s operating loss for that period. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized with the Government of Mongolia. In Q2’07, Ivanhoe Mines recorded a net loss of $74.2 million (or $0.20 per share), compared to a net loss of $40.3 million (or $0.12 per share) in Q2’06. The $33.9 million increase in the loss from 2006 to 2007 was primarily due to a $35.4 million increase in exploration expenses. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for the quarter also were affected by a $1.7 million increase in interest income, a $2.0 million increase in foreign exchange gains less a $0.8 million decrease in income from discontinued operations.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INDEX

The MD&A is comprised of the following sections:

1. Selected Quarterly Data
2. Review of Operations
A. Exploration Activities
B. Investment Held for Sale
C. Discontinued Operations
D. Administrative and Other
3. Liquidity and Capital Resources
4. Share Capital
5. Outlook
6. Off-Balance-Sheet Arrangements
7. Contractual Obligations
8. Changes in Accounting Policies
9. Critical Accounting Estimates
10. Recent Accounting Pronouncements
11. Risks and Uncertainties
12. Related-Party Transactions
13. Changes in Internal Control over Financial Reporting
14. Qualified Persons
15. Cautionary Statements
16. Forward-Looking Statements

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA
($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2007	2007	2006	2006

Exploration expenses	$(79.1)	$(53.5)	$(70.4)	$(67.3)
General and administrative	$(5.9)	$(5.2)	$(8.9)	$(6.9)
Share of income from investment held for sale	$0.0	$0.4	$7.4	$9.0
Foreign exchange gains (losses)	$6.7	$0.8	$(3.7)	$(0.4)
Net (loss) from continuing operations	$(78.7)	$(55.4)	$(73.5)	$(68.0)
Income from discontinued operations	$4.6	$8.6	$4.8	$1.5
Net (loss)	$(74.2)	$(46.8)	$(68.7)	$(66.5)
Net (loss) income per share
Continuing operations	$(0.21)	$(0.15)	$(0.21)	$(0.20)
Discontinued operations	$0.01	$0.02	$0.01	$0.00
Total	$(0.20)	$(0.13)	$(0.20)	$(0.20)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2006	2006	2005	2005

Exploration expenses	$(43.7)	$(31.6)	$(41.7)	$(30.5)
General and administrative	$(6.0)	$(6.4)	$(4.2)	$(5.7)
Share of income (loss) from investment held for sale	$(2.4)	$4.5	$(0.5)	$8.0
Foreign exchange gains (losses)	$4.7	$(0.2)	$(0.4)	$7.1
Net (loss) from continuing operations	$(45.7)	$(31.1)	$(49.8)	$(20.6)
Income from discontinued operations	$5.4	$7.9	$7.9	$6.4
Net (loss)	$(40.3)	$(23.2)	$(41.8)	$(14.3)
Net (loss) income per share
Continuing operations	$(0.14)	$(0.10)	$(0.16)	$(0.07)
Discontinued operations	$0.02	$0.03	$0.03	$0.02
Total	$(0.12)	$(0.07)	$(0.13)	$(0.05)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures relate directly to development activities at its Oyu Tolgoi Project in Mongolia. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the Company’s operating loss for that period. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized with the Government of Mongolia. In Q2’07, Ivanhoe Mines recorded a net loss of $74.2 million (or $0.20 per share), compared to a net loss of $40.3 million (or $0.12 per share) in Q2’06. The $33.9 million increase in the loss from 2006 to 2007 was primarily due to a $35.4 million increase in exploration expenses. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for the quarter also were affected by a $1.7 million increase in interest income, a $2.0 million increase in foreign exchange gains less a $0.8 million decrease in income from discontinued operations.
A. EXPLORATION ACTIVITIES
Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures in Mongolia relate directly to development activities at its Oyu Tolgoi Project.
In Q2’07, Ivanhoe Mines expensed $79.1 million in exploration and development activities, compared to $43.7 million in Q2’06. Included in exploration costs are engineering and development costs for the Oyu Tolgoi Project. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized.
The majority of the $79.1 million was spent on Ivanhoe Mines’ Mongolian properties ($73.8 million in Q2’07, compared to $33.0 million in Q2’06), which consisted of the following exploration and development costs:
MONGOLIA EXPLORATION EXPENSES

	Q2’07	% of Total
($ in million’s)
Oyu Tolgoi
Concentrator and Infrastructure Engineering	$19.4	26%
Site Construction	21.1	29%
Shaft No. 1 Sinking	11.4	16%
Exploration	1.4	2%
Owner’s Costs (a)	9.8	13%

	63.1
Coal Division (a)	4.6	6%
Other Mongolia Exploration (including SouthGobi) (a)	6.1	8%

	$73.8	100%

(a)	Includes non-cash stock-based compensation.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Exploration and development expenditures capitalized in Q2’07 totalled $12.1 million, compared to $8.5 million in Q2’06. During Q2’07, the $12.1 million capitalized related mainly to $7.8 million capitalized at Oyu Tolgoi for plant and equipment, camp and office buildings.
MONGOLIA
OYU TOLGOI
The Oyu Tolgoi Project consists of two groups of deposits — the Southern Oyu Deposits and the Hugo Dummett Deposits — that are contained within an aggregate area of approximately 6.3 kilometres north-south by 3.0 kilometres east-west. In March 2007, an updated Oyu Tolgoi Technical Report prepared by GRD Minproc was released. It contained a revised estimate of the Project’s mineral resources at the Hugo North Deposit that had been independently estimated by AMEC Americas Ltd. The revised estimates can be found in the 2006 Annual Information Form on www.sedar.com.
Oyu Tolgoi Investment Agreement currently being considered by Mongolia’s National Parliament
On April 10, 2007, after several months of negotiations, Ivanhoe Mines and its strategic partner, Rio Tinto, announced that they had reached agreement in principle with the Mongolian Government’s Working Group on a draft Investment Agreement designed to stabilize tax and fiscal issues and guide the planned development and long-term operation of the Oyu Tolgoi copper-gold project in Mongolia’s South Gobi Region.
Following a Cabinet review in June 2007, the draft Investment Agreement was duly presented to Mongolia’s State Great Hural (National Parliament) in July 2007. Consideration and approval by the National Parliament of the Investment Agreement is expected to be the final step in the process being conducted in accordance with the revised Minerals Law enacted by Parliament last year.
The Parliament’s Standing Committee on Economics discussed the draft agreement on August 6 and 7. The Parliament has extended its spring session into August, but no date for the adjournment of the current session has been announced. Ivanhoe Mines – with the encouraging public support of its Mongolian employees, suppliers and contractors – has expressed its concern to all the Members of Parliament, the Government’s Cabinet and the President about potential adverse impacts on the cost and timing for the project that would result from any further delays in the parliamentary approval process. Ivanhoe Mines will monitor the deliberations of the National Parliament and continue to assess the implications for the Oyu Tolgoi development schedule.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The draft Investment Agreement also remains subject to approvals by the Ivanhoe Mines and Rio Tinto boards of directors.
Oyu Tolgoi Development Activities
Site preparation continued during the quarter, positioning the project to commence full construction following final approval of the Investment Agreement. Activities on site focused on the sinking of Shaft No. 1, pre-sinking of Shaft No. 2, excavation for the concentrator building and enlargement of the construction camp facilities.
Shaft No. 1, the first deep underground development project of its type in Mongolia, was below the 1,170-metre mark at the end of July 2007 and sinking is expected to be completed in October 2007. Shaft No. 1, with a planned depth of more than 1,300 metres, will allow for additional exploration of the Oyu Tolgoi high-grade underground deposits and also will provide initial production, and ultimately ventilation, to the underground mine. The expected completion of Shaft No. 1, together with the horizontal exploration tunnels, will provide access to the Hugo Deposit, enabling the Company to complete its geotechnical assessment that is required to advance the underground deposit to a feasibility level, a milestone currently expected to be reached in 2008.
Work continued on Shaft No. 2, which is planned to be the initial primary underground production and service shaft at Oyu Tolgoi. Site work completed this quarter included finishing the pre-sink to a depth of 26 metres and mobilizing the workforce to construct the shaft liner. Engineering work is continuing on schedule. An order was placed for the production hoist for Shaft No. 2 in June 2007.
During Q2’07, the excavation of the concentrator building was completed. Excavation work now is commencing on the thickener site. Concentrator engineering reached 61% completion at the end of June 2007. Nine items of concentrator equipment were released for manufacture on July 1, 2007 to maintain the project’s schedule.
Work also continued on the temporary facilities during Q2’07. Two existing accommodation camps were refurbished and are now ready for occupancy by the construction crews. The combined capacity is 1,000 beds, increasing the construction camp capacity to approximately 1,500 beds. Planning for the mobilization of the construction crew continued throughout the quarter.
Infrastructure engineering progressed during Q2’07 as well. Work began on the boiler house and conceptual work continued on the Oyu Tolgoi village and the truck shop. The contract for the road to China was issued to bidders in June 2007.
Discussions are well advanced with a preferred supplier for the open-pit mining equipment to ensure that the equipment is available in time to meet an anticipated late-2009 or 2010 production start.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Oyu Tolgoi Strategic Planning
In Q2’07, the joint Ivanhoe Mines–Rio Tinto mine planning team completed its strategic review of the mining options available in the high-grade Hugo North deposit. It was determined the highest value mine plan would come from mining the Hugo North Deposit in two large block-caving lifts similar to the original plan outlined in the 2005 Integrated Development Plan (2005 IDP). This plan has been further optimized by avoiding early dilution from the large granodyrite dyke that runs through the western edge of the high-grade zone of Hugo North until the second lift, thus keeping the grades higher initially during lift 1 and early lift 2 production. This work, together with the detailed engineering for plant and infrastructure and previous open-pit planning, will be updated and incorporated into the Integrated Development Plan (2007 IDP) that is scheduled to be released in the second half of 2007.
Ongoing drilling at Oyu Tolgoi and Javkhlant (Entrée Gold—Ivanhoe Mines’ earn-in joint-venture property immediately south of Oyu Tolgoi)
Ivanhoe Mines completed approximately 15,227 metres of drilling on the Oyu Tolgoi Project during Q2’07, including exploration on the Entrée Gold-Ivanhoe Mines’ earn-in joint-venture property, Javkhlant, which adjoins Oyu Tolgoi on the southwest boundary.
On the Oyu Tolgoi property, geotechnical drilling has characterized the East Bat fault on the eastern boundary of the Hugo North Deposit to a pre-feasibility level and currently is testing the northern boundary fault at the northern end of the Hugo North Deposit. Sterilization drilling was completed under the primary infrastructure sites in Q1’07 and now has started under the site of the proposed coal-fired power plant in the southwest corner of the Oyu Tolgoi property.
On the Javkhlant joint-venture property, widely-spaced diamond drilling is ongoing with three rigs at the Sparrow South target, a 3,000-metre-long IP anomaly approximately three kilometres southwest of the south-western end of South West Oyu. Results indicate similar stratigraphy and copper and gold mineralization distal to the South West Oyu deposits, but starting at greater depths and in a structurally complex environment. Drilling is continuing in search of higher grades and a better understanding of the complex geology.
MONGOLIA
Other copper-gold exploration projects
Ivanhoe Mines’ exploration activities during Q2’07 focused on the Kharmagtai project where a 5,100-metre diamond-drilling program commenced in mid-May. Drill targets were defined by the 65-line-kilometre dipole-dipole IP survey carried out at Kharmagtai in the previous quarter. A 3D-IP program also is underway over the central Kharmagtai deposits. A total of 2,870 metres over seven holes had been drilled by the end of Q2’07; the earlier holes focused on targets in the Basin, Tsagaan Sudal, Duck and West Chun prospects. Drilling in the basin included one hole on a large, circular magnetic

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anomaly located two kilometres east of the main deposits. The magnetic anomaly is 500 metres in diameter, beneath 30 metres of colluvium cover, and associated with strong chargeability from a depth of 200 metres. The drill hole intercepted 48 metres @ 0.34 g/t gold and 0.13% copper. The alteration and high gold/copper ratio is similar to the main deposits; further drilling is required to test this large anomaly.
BHP Billiton Exploration (BHPB) work on the Falcon JV area included dipole-dipole IP surveys and drilling on various targets, with no significant results to date. BHPB had spent approximately $8.1 million by the end of May and has met its earn-in commitment of $8.0 million. Geophysics and drilling by BHPB is on hold in the JV area until the participation terms of the joint venture are finalized.
Reconnaissance exploration by Ivanhoe Mines is also underway on various other targets outside the BHPB joint venture area, including the Maanit Ovoo prospect in the Tsagaan Suvarga area.
A 1,200-metre diamond drilling program at two prospects on the Oyut Ulaan Project will commence in August. A trenching program has commenced at Chandman Uul and 1,800 metres of diamond drilling is planned for September.
Ivanhoe Mines held approximately 6.7 million hectares at the end of 2006, including ground held for the Coal Division. A total of 2.7 million hectares were relinquished in the first half of 2007. In Q2’07, approximately 1.6 million hectares (35 licences) were transferred to SouthGobi Energy Resources Ltd. as part of the coal transaction. The total ground holding by Ivanhoe Mines is 2.5 million hectares. This includes 1.1 million hectares remaining within the BHPB joint venture area. A further 0.5 million hectares are scheduled to be relinquished over the next 12 months.
AUSTRALIA
Ivanhoe Australia Enters into Investment Agreement with Exco Resources
On May 9, 2007, Ivanhoe Mines’ 100%-owned subsidiary, Ivanhoe Australia, entered into a private placement investment in, and a joint-venture agreement with, Exco Resources NL (Exco). Exco is an Australian mineral exploration company listed on the Australian Stock Exchange. Exco holds extensive exploration tenements in the Cloncurry copper, uranium and gold region in northwest Queensland and the White Dam gold project in South Australia.
The private placement consisted of 26.4 million Units at a price of A$0.30 per Unit, for a cost of A$7.9 million. Each Unit consists of one common share and 0.8 share purchase warrants. One full share-purchase warrant allows Ivanhoe Australia to purchase, subject to Exco shareholders’ approval, one Exco common share at a price of A$0.35 on, or before, June 1, 2008. If all the warrants are exercised, the total investment will be $A15.3 million and will result in Ivanhoe Australia holding approximately 19.9% of Exco’s common shares.

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In addition to this investment, Ivanhoe Australia has entered into an exploration joint venture on approximately 725 square kilometres of Exco’s 100%-owned tenements south of the Kuridala tenements, which form the northern part of Ivanhoe Australia’s 2,450-square-kilometre Cloncurry copper, uranium and gold project. The terms of the joint venture call for Ivanhoe Australia to spend A$5 million over three years to earn an 80% interest in Exco’s tenements.
Cloncurry IOCG Project expanding exploration
Ivanhoe Mines’ recent exploration at the Cloncurry project has discovered a series of related iron-oxide-copper-gold (IOCG) systems, with associated uranium. Since January 2007, Ivanhoe Mines has increased its exploration efforts at Cloncurry and early results have been encouraging.
Swan Prospect. In Q2’07, 16 diamond core holes were drilled at the Swan Prospect, totalling 10,931 metres. This drilling has continued to expand the northern zone of deep mineralization at Swan. Six drill rigs currently are located at Swan. The next stage of drilling at Swan will continue testing the northwest strike extent, and commence drilling the Swell Elliott mineralization to the east of Swan with a view to establishing the relationship between the Swan and Elliott deposits.
Amethyst Castle Prospect. Copper, gold and uranium are hosted in a widespread, large-scale breccia body in the Amethyst Castle area. Ivanhoe Mines has identified the presence of uranium and the IOCG-style of mineralization and has carried out magnetic, conductivity, IP and gravity surveys.
The drill results indicate a large breccia structure containing pods of high-grade gold, copper and uranium that requires further investigation. To explore this prospect, further deep dipole-dipole IP is planned for August, as well as drilling to the northeast.
Metal Ridge. Aircore drilling over the western portion of this prospect has identified a zone of higher copper values associated with a gravity feature striking north-easterly from Amethyst Castle across to Metal Ridge. Deep IP is planned in the next quarter.
Uranium Prospects. In addition to the IOCG prospects identified above, Ivanhoe’s Cloncurry Project hosts a significant number of uranium exploration prospects, including Robert Heg, Elizabeth Anne, Great Wall and Dairy Bore. Drilling on Robert Heg totalled 1,676 metres of diamond coring, with five holes drilled. Uranium was encountered in chloritic shear zones and low-grade, possibly disseminated uranium within sections of the granite and calc silicate country rock. Secondary uranium minerals were seen on many fracture planes as coatings that were easily washed off during core cutting and drilling. This problem will be addressed in future core handling procedures. The drill results re-affirm the results obtained by the early Rio Tinto drilling in 1991.
At Elizabeth Anne, a program of aircore drilling detected anomalous copper, lead and uranium, while rock-chip samples highlighted the presence of strong secondary uranium minerals seen in ironstone outcrops associated with this prospect.

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Gravity and aircore drilling was completed over the Dairy Bore prospect, with assay results confirming a correlation between copper magnetics and gravity features. This target is expected to be an IOCG-style of mineralization, with drilling to follow a further detailed mapping program.
Further mapping over the northern tenements will be completed in 2007 and this will define additional drill targets.
Ivanhoe Mines is continuing to assess financing alternatives for Cloncurry.
KAZAKHSTAN
Bakyrchik Gold Project
The mine facilities remained on care-and-maintenance status during Q2’07. Expenditures for Q2’07 totalled $0.8 million, compared to $1.0 million in Q2’06. During Q2’07, the main contracts for the construction of the Pilot Roasting Plant were signed and advance payments made.
Ivanhoe Mines continues to work at improving the integrity of the geological information at the Bakyrchik mine in preparation for more detailed studies. As part of this preparation, Ivanhoe Mines recently employed consultants to provide a detailed laser scan digital terrain model of the existing open pits and immediate mine area to enable more accurate planning of any possible future open pit mining.
Ivanhoe Mines is continuing to assess financing alternatives for the project.
CHINA
Inner Mongolia and Northern China exploration
Reconnaissance field exploration continued in western Inner Mongolia and elsewhere in Northern China during the second quarter of 2007, consisting of existing private tenement and surrounding unlicensed area assessments. The aim of the program is the acquisition of semi-advanced, high-quality projects and licensing of new areas with mineralization potential. The program consists of continuing data compilations, systematic rock-chip and channel sampling and trench re-sampling of existing tenements and new surrounding target areas.

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SOUTHGOBI ENERGY RESOURCES (87% owned)
Ivanhoe Mines’ Coal Division merges with SouthGobi
In 2006, Ivanhoe Mines announced a plan to transfer the Company’s Mongolian Coal Division to SouthGobi Energy Resources (formerly Asia Gold) in exchange for approximately 82.6 million shares of SouthGobi. This transaction was approved by the minority shareholders of SouthGobi on August 8, 2006. Closing of the transaction was subject to the fulfilment of certain conditions precedent, including completion of the transfer of certain mineral exploration licences in Mongolia.
On May 1, 2007, Ivanhoe Mines and SouthGobi announced that the Government of Mongolia had completed the transfer of all 35 coal exploration licences held by Ivanhoe Mines in the South Gobi region of Mongolia. On May 28, 2007, the coal transaction received final approval from the TSX Venture Exchange. On May 29, 2007, SouthGobi completed the purchase by issuing to Ivanhoe Mines 57.0 million common shares and 25.6 million preferred shares. The common shares issued to Ivanhoe Mines, when aggregated with Ivanhoe Mines’ existing holding of common shares, represent approximately 87% of the total number of SouthGobi common shares currently issued and outstanding.
Coal Projects, Exploration, Licensing and Development
SouthGobi has commenced a major exploration program on six separate coal projects in Mongolia’s South Gobi Region. Mobilization of drills, crews and camps was started in May 2007. The programs are a combination of:
•	New greenfields exploration at Tavan Tolgoi.

•	Determination of structure and quality on identified coal occurrences.

•	Infill drilling on defined projects (Ovoot Tolgoi and Tsagaan Tolgoi ).

•	Additional resource definition at Ovoot Tolgoi Extension and Ovoot Tolgoi Underground.

•	Greenfields exploration.
The Ovoot Tolgoi coal resources are contained in two separate fields, the South-East Field and the West Field. On August 8, 2007, SouthGobi announced that it has filed a formal application for a Mining Licence for the development of an open-pit coal mine at Ovoot Tolgoi. The Geological Resource Report for Ovoot Tolgoi was approved by the Mongolian Government’s Resource Committee on August 6, 2007. In May 2007, the project’s Detailed Environmental Impact Assessment (DEIA) was approved by the Mongolian Government’s Ministry of Environment. The company has also received formal support for its Ovoot Tolgoi project from the Omnugovi aimag (province) and local soum (township to proceed with development of the planned Ovoot Tolgoi mine.
SouthGobi has commissioned Norwest Corporation to complete a Pre-Feasibility Study on Ovoot Tolgoi. The study is expected to be completed by the end of Q3’07 and will be an enhancement of

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two earlier Scoping Studies. This report will be used to fulfill the legal requirement to file a technical and economical study with applicable Mongolian authorities within 60 days of receiving a mining licence. Mining equipment has been evaluated and is ready for order, pending formal mining licence approval. Site facilities have been designed and also are awaiting official licence approval.
Further drilling in the Ovoot Tolgoi Extension will focus on gaining a better geological, structural and quality understanding of the coal resources from identified coal occurrences on two different fields.
In June 2007, Norwest completed a study of Ovoot Tolgoi’s underground mining potential in a furtherance of SouthGobi’s plans for the potential development of Ovoot Tolgoi’s underground coal seams, which has been prompted by increasing demand for high-quality metallurgical and thermal coal from Northern China. The Ovoot Tolgoi Underground project requires further drilling, expected to take place through to December 2007, to establish a basis for resource delineation.
JINSHAN (44% owned)
Gold Production Commences at Jinshan’s 120,000-ounce per year CSH 217 Gold Mine
On July 31, 2007, Jinshan Gold Mines Inc. (Jinshan) announced the pouring of the first 500-ounce gold doré bar at the CSH 217 Gold Mine in Inner Mongolia, China. The pouring marked the start of production at the mine, which is expected to produce an average of approximately 120,000 ounces per year once full production is achieved over the next few months.
A drilling program at the CSH 217 Gold Mine that commenced in late spring is designed to potentially delineate additional mineralization along strike, to infill zones with Inferred resources and bring them up to the Indicated category, and to expand other mineralized zones that remain open or untested. The drilling program recently has been increased to approximately 8,000 metres, up from the originally planned 5,000 metres. Once this drilling is complete, an updated resource estimate will be commissioned and is expected by the end of 2007.
An expansion study, expected to be completed by the end of 2007, is underway to determine the potential to scale up the mine to approximately 180,000 ounces per year.
Ivanhoe Mines participates in Jinshan note offering
On June 26, 2007, Jinshan announced the closing of a private placement of senior unsecured promissory notes, which consisted of 20,000 units for gross proceeds of $18.7 million (C$20 million). Ivanhoe Mines purchased $7.0 million (C$7.5 million) of the units. Each unit consists of one promissory note and 200 transferable share purchase warrants. Each note has a par value of C$1,000 and will pay 12% interest per annum, paid quarterly for three years. Each warrant is

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exercisable into one common share for 24 months from the date of closing and has an exercise price of C$2.50 per share. Jinshan has the right to accelerate the expiry date of the warrants after 18 months from the issue date, if Jinshan’s common shares trade at or above a volume weighted average share price of C$4.30 for 20 consecutive trading days. Jinshan also can elect to repay the notes after six months from the date of issue with no penalty. Ivanhoe Mines’ notes are subordinate to the other notes issued by Jinshan.
B. INVESTMENT HELD FOR SALE
As part of the agreement that established the Rio Tinto strategic partnership announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar – including its indirect interest in the Monywa Copper Project – that were held through its Monywa subsidiary. On February 27, 2007, Ivanhoe Mines transferred ownership of the Monywa subsidiary to a company owned by an independent third-party trust (the Trust) in consideration for a promissory note. The sole purpose of the Trust is to sell the shares of the Monywa subsidiary to one or more arm’s-length third parties. The promissory note will be repaid in full upon the completion of the sale of the shares of the Monywa subsidiary. The company owned by the Trust (Trust Holdco) that now holds the shares of the Monywa subsidiary for sale also must use the proceeds of any dividends or other distributions it receives from the Monywa Copper Project to partially repay the promissory note. Other than the promissory note, Ivanhoe Mines retains no interest in the Monywa subsidiary or any of its assets.
Upon transfer of the shares of the Monywa subsidiary to Trust Holdco in February 2007, Ivanhoe Mines ceased accounting for its investment in the Monywa Copper Project under the equity method due to an inability to exercise significant influence. The investment now is accounted for under the cost method.
In March 2007, Trust Holdco engaged a third party (the Sale Service Provider) who will be responsible for identifying potential third-party purchasers, soliciting expressions of interest from such potential purchasers, negotiating sale terms and facilitating the sale of the Myanmar assets on behalf of the Trust. During the quarter, the Sale Service Provider was engaged in discussions with potential purchasers. These discussions are ongoing.
In July 2007, Ivanhoe Mines received a $6.6 million repayment of the promissory note following receipt by Trust Holdco of a dividend from the Monywa Copper Project. The receipt of this repayment reduced the carrying value of the investment to $136.6 million.
C. DISCONTINUED OPERATIONS
In February 2005, the Company sold its Savage River mining operations (Savage River) in Tasmania, Australia, for two initial payments totalling $21.5 million ($15.0 million received in 2005 and $6.5 million received in January 2006), plus a series of five contingent, annual payments that commenced on March 31, 2006.

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In 2006, Ivanhoe Mines received the first contingent annual payment of $28.2 million.
On March 30, 2007, Ivanhoe Mines received the second annual contingent payment of $19.0 million with an additional $1.3 million adjustment received in June 2007.
To date, Ivanhoe Mines has received $70.0 million in proceeds from the sale of Savage River.
At June 30, 2007, Ivanhoe Mines had accrued a $4.6 million receivable in relation to the third contingent annual payment due in March 2008. This amount is calculated based upon the actual tonnes of iron ore sold during the three-month period ended June 30, 2007 and the escalating price formula.
D. ADMINISTRATIVE AND OTHER
General and administrative costs. Administrative costs in Q2’07 were consistent with Q2’06.
Interest Income. The $1.7 million increase in interest income is due to significantly higher average cash balances in Q2’07, coupled with higher interest rates in Q2’07 compared to Q2’06.
Foreign exchange gain. The foreign exchange gain during the Q2’07 was mainly attributable to the strengthening of the Canadian dollar against the U.S. dollar.
Share of loss on significantly influenced investee. The $1.9 million share of loss on significant influenced investee represents Ivanhoe Mines’ share of Jinshan’s net loss for Q2’07, in Q2’06 Ivanhoe Mines’ investment in Jinshan was consolidated.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Operating activities. The $67.1 million of cash used in operating activities from continuing operations in Q2’07 primarily was the result of $73.4 million in cash exploration expenditures, offset by the receipt of $5.2 million of Mongolian VAT receivable in Q2’07.
Investing activities. In Q2’07, $28.8 million of cash was used in investing activities, consisting of the $6.7 million paid to acquire shares of Exco Resources NL, $3.3 million paid to Entrée upon exercise of warrants, $7.0 million to purchase unsecured promissory notes of Jinshan and $12.1 million in property, plant and equipment acquisitions and construction mainly relating to Oyu Tolgoi.
Financing activities. Financing activities of $6.8 million in Q2’07 were primarily due to proceeds received from the exercise of stock options.

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Liquidity and Capital Resources
At June 30, 2007, consolidated working capital was $237.1 million, including cash of $255.2 million, compared with working capital of $364.7 million and cash of $363.6 million at December 31, 2006.
The bulk of the Company’s expenditures is of a discretionary nature and as such can be deferred based on the status of the Company’s cash resources. Based on the Company’s financial position at June 30, 2007, the Company believes that existing funds should be sufficient to fund its minimum obligations, including planned Australian and Bakyrchik obligations and general corporate activities, for at least the next 12 months. Should the Company be unable to negotiate an Investment Agreement that is acceptable to Rio Tinto, with the result that Rio Tinto elects not to proceed with the second tranche private placement, Ivanhoe Mines may delay, postpone or curtail certain of its planned activities for 2007 and thereafter. The Company will continue to assess the need for project financing relating to the development of power and other infrastructure-related activities in association with the Oyu Tolgoi Project. See “Outlook” for further details.
Financial Instruments
The Company’s financial instruments consist of cash, accounts receivable, other current assets, long-term investments, accounts payable and accrued liabilities and loans payable to related parties.
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ loan payable to related parties was estimated by discounting future payments to their present value.
The fair value of Ivanhoe Mines’ remaining financial instruments was estimated to approximate their carrying value, due primarily to the immediate or short-term maturity of these financial instruments.
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

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SHARE CAPITAL
At August 10, 2007, the Company had a total of:
o	374.9 million common shares outstanding.

o	12.8 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$9.54. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$3.25 to Cdn$16.79 per share.

o	92.1 million share purchase warrants outstanding granted to Rio Tinto, with exercise prices ranging between US$8.38 and US$9.02 per share. These warrants are exercisable until two years after the earlier of completion of the Investment Agreement and October 27, 2009.

o	Under the terms of the Rio Tinto Agreement, Rio Tinto will take up the second tranche of the private placement following the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines and Rio Tinto. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of 46.3 million shares at a price of US$8.38 per share, for total proceeds of US$388 million.
OUTLOOK
On April 10, 2007, after several months of negotiations, Ivanhoe Mines and Rio Tinto reached an agreement in principle with the Mongolian Government’s Working Group on a draft Investment Agreement for the development and long-term operation of the Oyu Tolgoi copper-gold project in the South Gobi Region.
The terms of the draft Investment Agreement provide a necessary period of development and long-term operational stability and certainty of principal tax and fiscal issues that will allow for the realization of Oyu Tolgoi’s benefits for the people of Mongolia and for shareholders of the investors: Ivanhoe Mines and Rio Tinto. The agreement would have an initial term of 30 years, with the opportunity to extend the agreement for additional 20-year terms.
The draft Investment Agreement remains subject to consideration and approval by Mongolia’s State Great Hural (National Parliament) and also is subject to review and approval by the respective boards of directors of Ivanhoe Mines and Rio Tinto.
In accordance with revised terms of Mongolia’s Mineral Law enacted last year, Oyu Tolgoi is designated a “strategic” deposit. As a result, the draft Investment Agreement provides for Mongolia to acquire 34% of the shares of Ivanhoe Mines Mongolia Inc. (IMMI), the Ivanhoe subsidiary that owns

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and is developing Oyu Tolgoi. As a shareholder, the State of Mongolia would be responsible for its share of the total capital required by IMMI to develop an initial open-pit mine, projected to be in production in 2010, and a phase-two underground mine projected to be in operation in 2014. If necessary, Ivanhoe Mines would contribute, some or all, of Mongolia’s share of capital costs during the first six years of the project, which then would be repaid, with interest, from Mongolia’s share of dividends from ownership of IMMI’s shares.
Other provisions in the draft agreement include:
•	The Mongolian Government would be entitled to appoint three of the nine directors of IMMI. The project’s management team would be nominated by Ivanhoe.

•	The rates of more than 20 taxes, fees and charges under Mongolian laws would be stabilized for the term of the agreement. While current rates would apply, any lower rates introduced in the future also would be applied to Oyu Tolgoi.

•	Gold produced at Oyu Tolgoi would be sold to the Central Bank of Mongolia at international market prices, and therefore would be exempt from the 68% Windfall Profits Tax enacted by the Mongolian Parliament last year. IMMI has pledged to facilitate, possibly with other parties, the construction of a copper smelter in Mongolia within five years of the start of production at Oyu Tolgoi, ensuring that copper ore and copper produced at Oyu Tolgoi also would be exempt from the Windfall Profits Tax for the full term of the agreement.

•	During operation of the mines, a minimum of 90% of Oyu Tolgoi project employees would be Mongolian nationals. During construction, a maximum of 25% of employees would be foreign nationals.

•	IMMI is committed to an extensive skills training program. The Company’s goal is to ensure that Mongolians fill 51% of engineering positions within 10 years of start up. The company would establish a graduate scholarship program, targetting engineering-related fields, at Mongolian and international universities to help qualify 100 Mongolians for advanced mining jobs in six years.
The draft Investment Agreement was presented to Mongolia’s National Parliament on July 9, 2007. Consideration and approval by the National Parliament is expected to be the final step in the process being conducted in accordance with the revised Minerals Law enacted by Parliament last year.
The Parliament’s Standing Committee on Economics discussed the draft agreement on August 6 and 7. The Parliament has extended its spring session into August, but no date for the adjournment of the current session has been announced. Ivanhoe Mines – with the encouraging public support of its Mongolian employees, suppliers and contractors – has expressed its concern to all the Members of Parliament, the Government’s Cabinet and the President about potential adverse impacts on the cost

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and timing for the project that would result from any further delays in the parliamentary approval process. Ivanhoe Mines will monitor the deliberations of the National Parliament and continue to assess the implications for the Oyu Tolgoi development schedule.
The final substantive step in achieving the approval of the draft Investment Agreement rests with the National Parliament. There can be no assurance that Parliament will approve the existing draft agreement, as presently written, or that the approved agreement will contain all of the terms and conditions sought by Ivanhoe Mines and/or Rio Tinto as presently negotiated. In addition, there can be no assurance that the Company will receive approval by Parliament in the foreseeable future or at all. Consequently, without final approval or timely approval by Parliament, the Company may not be able to close future financings, including the private placement and warrant transactions with Rio Tinto, obtain project financing or otherwise raise capital before its existing cash resources are expended with the result that the Oyu Tolgoi Project may not be constructed in a timely manner, or at all. See “Risks and Uncertainties” in Ivanhoe Mines’ Management’s Discussion and Analysis for the year ended December 31, 2006.
The Investment Agreement that was negotiated with the Mongolian Government’s Working Group addressed the various salient issues presented by amendments that were enacted by Parliament in 2006 to the Minerals Law and Tax Laws. These issues include, but are not necessarily limited to, the following:
Strategic Deposit. Pursuant to the 2006 Amended Minerals Law, the Government of Mongolia was provided the option to acquire interests in mineral deposits deemed to be “mineral deposits of strategic importance”. The Government gained a qualified right to acquire an interest of 1) up to 34% in strategic deposits discovered through privately financed exploration; and 2) up to 50% in deposits that were discovered through the use of state funds during the era of the former Soviet Union. The Oyu Tolgoi discoveries on the Company’s licences, and on the adjoining Entrée Gold joint venture property, were financed entirely by private capital.
The Amended Minerals Law states that any acquisition of a state interest in a mining project will be subject to negotiation with the licence holder as part of the Investment Agreement process.
Royalty rates. The Government’s royalty on all metals increased from 2.5% to 5.0% and is based on gross sales.
Tax rates. The 30% income tax rate on personal and corporate income was reduced to 10% and 25% respectively. The value-added tax was reduced from 15% to 10%.
Licence maturity. The term of an exploration licence was increased from seven to nine years. The maximum term for a mining licence, including possible extensions, was reduced from 100 years to 70 years (30 years with two possible extensions of 20 years).

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Employment requirements. A licence holder is obligated to employ no more than 10% foreign citizens or face a monthly surcharge of 10 times the minimum monthly salary for each foreign citizen employee above the 10% limit.
Listing requirements. An entity holding a mining licence for a deposit classified as a “mineral deposit of strategic importance” now is required to list at least 10% of its shares on the Mongolian Stock Exchange. It is uncertain, at present, how this requirement will be implemented in practice and what steps may need to be taken to accomplish such listing.
Maximum duration of Investment Agreements. The maximum duration of Investment Agreements has been prescribed in the Amended Minerals Law as follows:
■	Investment between $50-$100 million — 10-year term

■	Investment between $100-$300 million — 15-year term

■	Investment greater than $300 million — 30-year term.
The Oyu Tolgoi Project qualifies for an Investment Agreement with an initial 30-year term.
Other income tax amendments. Amendments to the Tax Law also include the introduction of a 10% investment tax credit, the introduction of a two-year loss-carry-forward provision and improved depreciation allowances. These amendments are expected to compensate for the elimination of the tax holidays that previously applied only to foreign-owned companies as licence holders. Presently, mining is not considered by the Government of Mongolia to qualify for the investment tax credit.
Excess Profits Tax. In May 2006, a 68% excess profits tax was approved by the Mongolian Parliament. The tax applies to sales revenue, net of all selling and treatment charges, which exceeds certain threshold levels for gold and copper ore and concentrates. Based on the Company’s initial assessment, the effective price at which the tax will apply to Oyu Tolgoi copper currently is estimated to be $1.45 per pound, since the legislated base price of $1.18 per pound, along with the cost of external smelting and realization costs, can be deducted from sales proceeds.
The Government also has confirmed that the new excess profits tax would not be applied to copper smelted in Mongolia and would not apply to the gold contained in copper concentrate. It is envisaged that the Oyu Tolgoi Project will be a producer of copper concentrate and gold produced at Oyu Tolgoi will be contained in copper concentrate.
OFF-BALANCE-SHEET ARRANGEMENTS
During the quarter ended June 30, 2007, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

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CONTRACTUAL OBLIGATIONS
As at June 30, 2007, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those reported in Ivanhoe Mines’ Management’s Discussion and Analysis for the year ended December 31, 2006.
CHANGES IN ACCOUNTING POLICIES
On January 1, 2007, the Company adopted the provisions of the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have an impact on the Company’s consolidated financial condition or results of operations.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2006.
RECENT ACCOUNTING PRONOUNCEMENTS
There are no new recently issued United States accounting pronouncements that impact the Company other than those the Company previously disclosed in its MD&A for the year ended December 31, 2006.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2006.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
RELATED-PARTY TRANSACTIONS
The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company subject to significant influence by Ivanhoe Mines, companies affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. For further details regarding the nature and relationship of these related party expenditures please refer to the MD&A for the year ended December 31, 2006.

(in $000’s)	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Global Mining Management Corporation	$2,243	$1,433	$3,816	$2,810
Ivanhoe Capital Aviation LLC	960	960	1,920	1,920
Fognani & Faught, PLLC	611	393	888	607
Ivanhoe Capital Pte. Ltd.	—	(16)	10	37
Ivanhoe Capital Services Ltd.	176	156	363	325
Rio Tinto plc	302	—	302	—

	$4,292	$2,926	$7,299	$5,699

(in $000’s)	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Legal	$611	$393	$888	$607
Office and administrative	747	598	1,317	1,137
Project related expenses	302	—	302	—
Salaries and benefits	1,672	975	2,872	2,035
Travel (including aircraft rental)	960	960	1,920	1,920

	$4,292	$2,926	$7,299	$5,699

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at June 30, 2007, included $302,374 and $2,499,635, respectively (June 30, 2006 — $299,768 and $1,410,191, respectively), which were due from/to a company under common control, companies affiliated with Ivanhoe Mines, or companies related by way of directors in common.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
At June 30, 2007, Ivanhoe Mines’ note receivable from Jinshan was $7,013,934 (June 30, 2006 - $nil).
At the end of June 30, 2007, Ivanhoe Mines’ discontinued Savage River operations owed approximately $5.1 million to the Company’s Chairman. This debt originated as a result of the December 2000 acquisition by Ivanhoe Mines of the Savage River operation. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon Ivanhoe Mines receiving proceeds in excess of approximately $111.1 million from the sale of the Savage River operations. To date, $70.0 million has been received from the sale.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended June 30, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSONS
Disclosure of a scientific or technical nature in this MD&A in respect of each of the following projects of Ivanhoe Mines was prepared by or under the supervision of the “qualified persons” (as that term is defined in NI 43-101) listed below:

Relationship to
Project	Qualified Person	Ivanhoe Mines

Mongolia — Other Copper Gold Exploration Projects	Douglas Kirwin	Employee of the Company

Australia — Cloncurry Project	James Heape	Employee of a subsidiary of the Company

Jinshan — CSH 217 Gold Mine	Calvin McKee	Employee of Jinshan Gold Mines Inc.
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
year ended December 31, 2006, and other continuous disclosure documents filed by the Company since January 1, 2007, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the timing for completion of the 2007 IDP and changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; the completion of an updated mine plan for the Ovoot Tolgoi Project; the potential sale of the Monywa Copper Project by the Trust to a third party; the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Company’s financial statements; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events

August 10, 2007
IVANHOE MINES ANNOUNCES Q2 2007 RESULTS
Singapore — Ivanhoe Mines today announced its results for the second quarter of 2007 (Q2’07). All figures are in US dollars, unless otherwise stated.
MONGOLIA
Oyu Tolgoi Investment Agreement currently being considered by Mongolia’s National Parliament
On April 10, 2007, after several months of negotiations, Ivanhoe Mines and its strategic partner, Rio Tinto, announced that they had reached agreement in principle with the Mongolian Government’s Working Group on a draft Investment Agreement designed to stabilize tax and fiscal issues and guide the planned development and long-term operation of the Oyu Tolgoi copper-gold project in Mongolia’s South Gobi Region.
Following a Cabinet review in June 2007, the draft Investment Agreement was duly presented to Mongolia’s State Great Hural (National Parliament) in July 2007. Consideration and approval by the National Parliament of the Investment Agreement is expected to be the final step in the process being conducted in accordance with the revised Minerals Law enacted by Parliament last year.
The Parliament’s Standing Committee on Economics discussed the draft agreement on August 6 and 7. The Parliament has extended its spring session into August, but no date for the adjournment of the current session has been announced. Ivanhoe Mines — with the encouraging public support of its Mongolian employees and suppliers and contractors — has expressed its concern to all the Members of Parliament, the Government’s Cabinet and the President about potential adverse impacts on the cost and timing for the project that would result from any further delays in the parliamentary approval process. Ivanhoe will monitor the deliberations of the National Parliament and continue to assess the implications for the Oyu Tolgoi development schedule.
The draft Investment Agreement also remains subject to approvals by the Ivanhoe Mines and Rio Tinto boards of directors.
Oyu Tolgoi Development Activities
Site preparation continued during the quarter, positioning the project to commence full construction following final approval of the Investment Agreement. Activities on site focussed on the sinking of Shaft No. 1, pre-sinking of Shaft No. 2, excavation for the concentrator building and enlargement of the construction camp facilities.
Shaft No. 1, the first deep underground development project of its type in Mongolia, was below the 1,170-metre mark at the end of July 2007 and sinking is expected to be completed in October 2007. Shaft No. 1, with a planned depth of more than 1,300 metres, will allow for additional exploration of the Oyu Tolgoi high-grade underground deposits and also will provide initial production, and ultimately ventilation, to the underground mine. The expected completion of Shaft No. 1, together with the horizontal exploration tunnels, will provide access to the Hugo Deposit, enabling the company to

2

complete its geotechnical assessment that is required to advance the underground deposit to a feasibility level, a milestone currently expected to be reached in 2008.
Work continued on Shaft No. 2, which is planned to be the initial primary underground production and service shaft at Oyu Tolgoi. Site work completed this quarter included finishing the pre-sink to a depth of 26 metres and mobilizing the workforce to construct the shaft liner. Engineering work is continuing on schedule. An order was placed for the production hoist for Shaft No. 2 in June 2007.
During the second quarter, the excavation of the concentrator building was completed. Excavation work now is commencing on the thickener site. Concentrator engineering reached 61% completion at the end of June 2007. Nine items of concentrator equipment were released for manufacture on July 1, 2007 to maintain the project’s schedule.
Work also continued on the temporary facilities during Q2’07. Two existing accommodation camps were refurbished and are now ready for occupancy by the construction crews. The combined capacity is 1,000 beds, increasing the construction camp capacity to approximately 1,500 beds. Planning for the mobilization of the construction crew continued throughout the quarter.
Infrastructure engineering progressed during Q2’07 as well. Work began on the boiler house and conceptual work continued on the Oyu Tolgoi village and the truck shop. The contract for the road to China was issued to bidders in June 2007.
Discussions are well advanced with a preferred supplier for the open-pit mining equipment to ensure that the equipment is available in time to meet an anticipated late-2009 or 2010 production start.
Oyu Tolgoi Strategic Planning
In Q2’07, the joint Ivanhoe Mines–Rio Tinto mine planning team completed its strategic review of the mining options available in the high-grade Hugo North deposit. It was determined the highest value mine plan would come from mining the Hugo North Deposit in two large block-caving lifts similar to the original plan outlined in the 2005 Integrated Development Plan (2005 IDP). This plan has been further optimized by avoiding early dilution from the large granodyrite dyke that runs through the western edge of the high-grade zone of Hugo North until the second lift, thus keeping the grades higher initially during lift 1 and early lift 2 production. This work, together with the detailed engineering for plant and infrastructure and previous open-pit planning, will be updated and incorporated into the Integrated Development Plan (2007 IDP) that is scheduled to be released in the second half of 2007.
Ongoing drilling at Oyu Tolgoi and Javkhlant (Entrée Gold—Ivanhoe Mines’ earn-in joint-venture property immediately south of Oyu Tolgoi)
Ivanhoe Mines completed approximately 15,227 metres of drilling on the Oyu Tolgoi Project during Q2’07, including exploration on the Entrée Gold-Ivanhoe Mines’ earn-in joint-venture property, Javkhlant, which adjoins Oyu Tolgoi on the southwest boundary.
On the Oyu Tolgoi property, geotechnical drilling has characterized the East Bat fault on the eastern boundary of the Hugo North Deposit to a pre-feasibility level and currently is testing the northern boundary fault at the northern end of the Hugo North Deposit. Sterilization drilling was completed under the primary infrastructure sites in Q1’07 and now has started under the site of the proposed coal-fired power plant in the southwest corner of the Oyu Tolgoi property.
On the Javkhlant joint-venture property, widely-spaced diamond drilling is ongoing with three rigs at the Sparrow South target, a 3,000-metre-long IP anomaly approximately three kilometres southwest

3

of the south-western end of South West Oyu. Results indicate similar stratigraphy and copper and gold mineralization distal to the South West Oyu deposits, but starting at greater depths and in a structurally complex environment. Drilling is continuing in search of higher grades and a better understanding of the complex geology.
Other copper-gold exploration projects in Mongolia
Ivanhoe Mines’ exploration activities during Q2’07 focused on the Kharmagtai project where a 5,100-metre diamond-drilling program commenced in mid-May. Drill targets were defined by the 65-line-kilometre dipole-dipole IP survey carried out at Kharmagtai in the previous quarter. A 3D-IP program also is underway over the central Kharmagtai deposits. A total of 2,870 metres over seven holes had been drilled by the end of Q2’07; the earlier holes focused on targets in the Basin, Tsagaan Sudal, Duck and West Chun prospects. Drilling in the basin included one hole on a large, circular magnetic anomaly located two kilometres east of the main deposits. The magnetic anomaly is 500 metres in diameter, beneath 30 metres of colluvium cover, and associated with strong chargeability from a depth of 200 metres. The drill hole intercepted 48 metres @ 0.34 g/t gold and 0.13% copper. The alteration and high gold/copper ratio is similar to the main deposits; further drilling is required to test this large anomaly.
BHP Billiton Exploration (BHPB) work on the Falcon JV area included dipole-dipole IP surveys and drilling on various targets, with no significant results to date. BHPB had spent approximately $8.1 million by the end of May and has met its earn-in commitment of $8.0 million. Geophysics and drilling by BHPB is on hold in the JV area until the participation terms of the joint venture are finalized.
Reconnaissance exploration by Ivanhoe Mines is also underway on various other targets outside the BHPB joint venture area, including the Maanit Ovoo prospect in the Tsagaan Suvarga area.
AUSTRALIA
Cloncurry IOCG Project expanding exploration
Ivanhoe Mines’ recent exploration at the Cloncurry project has discovered a series of related iron-oxide-copper-gold (IOCG) systems, with associated uranium. Since January 2007, Ivanhoe Mines has increased its exploration efforts at Cloncurry and early results have been encouraging.
Swan Prospect. In Q2’07, 16 diamond core holes were drilled at the Swan Prospect, totalling 10,931 metres. This drilling has continued to expand the northern zone of deep mineralization at Swan. Six drill rigs currently are located at Swan. The next stage of drilling at Swan will continue testing the northwest strike extent, and commence drilling the Swell Elliott mineralization to the east of Swan with a view to establishing the relationship between the Swan and Elliott deposits.
Amethyst Castle Prospect. Copper, gold and uranium are hosted in a widespread, large-scale breccia body in the Amethyst Castle area. Ivanhoe Mines has identified the presence of uranium and the IOCG-style of mineralization and has carried out magnetic, conductivity, IP and gravity surveys.
The drill results indicate a large breccia structure containing pods of high-grade gold, copper and uranium that requires further investigation. To explore this prospect, further deep dipole-dipole IP is planned for August, as well as drilling to the northeast.
Metal Ridge. Aircore drilling over the western portion of this prospect has identified a zone of higher copper values associated with a gravity feature striking north-easterly from Amethyst Castle across to Metal Ridge. Deep IP is planned in the next quarter.

4

Uranium Prospects. In addition to the IOCG prospects identified above, Ivanhoe’s Cloncurry Project hosts a significant number of uranium exploration prospects, including Robert Heg, Elizabeth Anne, Great Wall and Dairy Bore. Drilling on Robert Heg totalled 1,676 metres of diamond coring, with five holes drilled. Uranium was encountered in chloritic shear zones and low-grade, possibly disseminated uranium within sections of the granite and calc silicate country rock. Secondary uranium minerals were seen on many fracture planes as coatings that were easily washed off during core cutting and drilling. This problem will be addressed in future core handling procedures. The drill results re-affirm the results obtained by the early Rio Tinto drilling in 1991.
At Elizabeth Anne, a program of aircore drilling detected anomalous copper, lead and uranium, while rock-chip samples highlighted the presence of strong secondary uranium minerals seen in ironstone outcrops associated with this prospect.
Gravity and aircore drilling was completed over the Dairy Bore prospect, with assay results confirming a correlation between copper magnetics and gravity features. This target is expected to be an IOCG-style of mineralization, with drilling to follow a further detailed mapping program.
Further mapping over the northern tenements will be completed in 2007 and this will define additional drill targets.
Ivanhoe Mines is continuing to assess financing alternatives for Cloncurry.
Bakyrchik Gold Project
The mine facilities remained on care-and-maintenance status during Q2’07. During Q2’07, the main contracts for the construction of the Pilot Roasting Plant were signed and advance payments made.
Ivanhoe Mines continues to work at improving the integrity of the geological information at the Bakyrchik mine in preparation for more detailed studies. As part of this preparation, Ivanhoe Mines recently employed consultants to provide a detailed laser scan digital terrain model of the existing open pits and immediate mine area to enable more accurate planning of any possible future open pit mining.
Ivanhoe Mines is continuing to assess financing alternatives for the project.
Ivanhoe Mines’ Coal Division merges with SouthGobi Energy Resources
On May 1, 2007, Ivanhoe Mines and SouthGobi announced that the Government of Mongolia had completed the transfer of all 35 coal exploration licences held by Ivanhoe Mines in the South Gobi region of Mongolia. On May 28, 2007, the coal transaction received final approval from the TSX Venture Exchange. SouthGobi completed the purchase by issuing to Ivanhoe Mines 57.0 million common shares and 25.6 million preferred shares. The common shares issued to Ivanhoe Mines, when aggregated with Ivanhoe Mines’ existing holding of common shares, represent approximately 87% of the total number of SouthGobi common shares currently issued and outstanding.
SouthGobi has commenced a major exploration program on six separate coal projects in Mongolia’s South Gobi Region. Mobilization of drills, crews and camps was started in May 2007. The programs are a combination of:
•	New greenfields exploration at Tavan Tolgoi.

•	Determination of structure and quality on identified coal occurrences.

5

•	Infill drilling on defined projects (Ovoot Tolgoi and Tsagaan Tolgoi).

•	Additional resource definition at Ovoot Tolgoi Extension and Ovoot Tolgoi Underground.

•	Greenfields exploration.
The Ovoot Tolgoi coal resources are contained in two separate fields, the South-East Field and the West Field. On August 8, 2007, SouthGobi announced that it has filed a formal application for a Mining Licence for the development of an open-pit coal mine at Ovoot Tolgoi. The Geological Resource Report for Ovoot Tolgoi was approved by the Mongolian Government’s Resource Committee on August 6, 2007. In May 2007, the project’s Detailed Environmental Impact Assessment (DEIA) was approved by the Mongolian Government’s Ministry of Environment.
SouthGobi has commissioned Norwest Corporation to complete a Pre-Feasibility Study on Ovoot Tolgoi. The study is expected to be completed by the end of Q3’07 and will be an enhancement of two earlier Scoping Studies. This report will be used to fulfill the legal requirement to file a technical and economical study with applicable Mongolian authorities within 60 days of receiving a mining licence. Mining equipment has been evaluated and is ready for order, pending formal mining licence approval. Site facilities have been designed and also are awaiting official licence approval.
Further drilling in the Ovoot Tolgoi Extension will focus on gaining a better geological, structural and quality understanding of the coal resources from identified coal occurrences on two different fields.
In June 2007, Norwest completed a study of Ovoot Tolgoi’s underground mining potential in a furtherance of SouthGobi’s plans for the potential development of Ovoot Tolgoi’s underground coal seams, which has been prompted by increasing demand for high-quality metallurgical and thermal coal from Northern China. The Ovoot Tolgoi Underground project requires further drilling, expected to take place through to December 2007, to establish a basis for resource delineation.
CHINA
Inner Mongolia and Northern China exploration
Reconnaissance field exploration continued in western Inner Mongolia and elsewhere in Northern China during the second quarter of 2007, consisting of existing private tenement and surrounding unlicensed area assessments. The aim of the program is the acquisition of semi-advanced, high-quality projects and licensing of new areas with mineralization potential. The program consists of continuing data compilations, systematic rock-chip and channel sampling and trench re-sampling of existing tenements and new surrounding target areas.
Gold Production Commences at Jinshan’s 120,000-ounce per year CSH 217 Gold Mine
On July 31, 2007, Jinshan Gold Mines Inc. (Jinshan) announced the pouring of the first 500-ounce gold doré bar at the CSH 217 Gold Mine in Inner Mongolia, China. The pouring marked the start of production at the mine, which is expected to produce an average of approximately 120,000 ounces per year once full production is achieved over the next few months.
A drilling program at the CSH 217 Gold Mine that commenced in late spring is designed to potentially delineate additional mineralization along strike, to infill zones with Inferred resources and bring them up to the Indicated category, and to expand other mineralized zones that remain open or untested. The drilling program recently has been increased to approximately 8,000 metres, up from the originally planned 5,000 metres. Once this drilling is complete, an updated resource estimate will be commissioned and is expected by the end of 2007.

6

An expansion study, expected to be completed by the end of 2007, is underway to determine the potential to scale up the mine to approximately 180,000 ounces per year. Ivanhoe Mines owns approximately 44% of the issued shares of Jinshan.
REVIEW OF OPERATIONS
Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures relate directly to development activities at its Oyu Tolgoi Project in Mongolia. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the Company’s operating loss for that period. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized with the Government of Mongolia. In Q2’07, Ivanhoe Mines recorded a net loss of $74.2 million (or $0.20 per share), compared to a net loss of $40.3 million (or $0.12 per share) in Q2’06. The $33.9 million increase in the loss from 2006 to 2007 was primarily due to a $35.4 million increase in exploration expenses. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for the quarter also were affected by a $1.7 million increase in interest income, a $2.0 million increase in foreign exchange gains less a $0.8 million decrease in income from discontinued operations.
Ivanhoe’s results for the first six months of 2007 are contained in the unaudited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoemines.com.
QUALIFIED PERSONS
Disclosure of a scientific or technical nature in this MD&A in respect of each of the following projects of Ivanhoe Mines was prepared by or under the supervision of the “qualified persons” (as that term is defined in NI 43-101) listed below:
Mongolia – other copper and gold exploration projects: Douglas Kirwin, an employee of Ivanhoe Mines.
Australia – Cloncurry Project: James Heape, an employee of a subsidiary of Ivanhoe Mines.

7

SELECTED QUARTERLY DATA
($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2007	2007	2006	2006

Exploration expenses	$(79.1)	$(53.5)	$(70.4)	$(67.3)
General and administrative	$(5.9)	$(5.2)	$(8.9)	$(6.9)
Share of income from investment held for sale	$0.0	$0.4	$7.4	$9.0
Foreign exchange gains (losses)	$6.7	$0.8	$(3.7)	$(0.4)
Net (loss) from continuing operations	$(78.7)	$(55.4)	$(73.5)	$(68.0)
Income from discontinued operations	$4.6	$8.6	$4.8	$1.5
Net (loss)	$(74.2)	$(46.8)	$(68.7)	$(66.5)
Net (loss) income per share
Continuing operations	$(0.21)	$(0.15)	$(0.21)	$(0.20)
Discontinued operations	$0.01	$0.02	$0.01	$0.00
Total	$(0.20)	$(0.13)	$(0.20)	$(0.20)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2006	2006	2005	2005

Exploration expenses	$(43.7)	$(31.6)	$(41.7)	$(30.5)
General and administrative	$(6.0)	$(6.4)	$(4.2)	$(5.7)
Share of income (loss) from investment held for sale	$(2.4)	$4.5	$(0.5)	$8.0
Foreign exchange gains (losses)	$4.7	$(0.2)	$(0.4)	$7.1
Net (loss) from continuing operations	$(45.7)	$(31.1)	$(49.8)	$(20.6)
Income from discontinued operations	$5.4	$7.9	$7.9	$6.4
Net (loss)	$(40.3)	$(23.2)	$(41.8)	$(14.3)
Net (loss) income per share
Continuing operations	$(0.14)	$(0.10)	$(0.16)	$(0.07)
Discontinued operations	$0.02	$0.03	$0.03	$0.02
Total	$(0.12)	$(0.07)	$(0.13)	$(0.05)
Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries

8

in which Ivanhoe Mines carries on business; the timing for completion of the 2007 IDP and changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; the completion of an updated mine plan for the Ovoot Tolgoi Project;; and other statements that are not historical facts.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS
I, John Macken, President and Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 10, 2007

“John Macken”
John Macken
President and Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 10, 2007

“Tony Giardini”
Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.